GRIFFON CORPORATION
712 Fifth Avenue, 18th Floor

New York, New York 10019

(212) 957-5000

March 19, 2020

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:    Griffon Corporation
           Registration Statement on Form S-4
           (File No. 333-237166)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) for Griffon Corporation (the “Company”) so that such Registration Statement will become effective as of 12:00 P.M. (New York time) on March 24, 2020, or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ian Hartman, Esq. of Dechert LLP, counsel to the Company, at (215) 994-2277 or by an email to ian.hartman@dechert.com, or Matthew Virag, Esq. of Dechert LLP at (617) 728-7112 or by an email to matthew.virag@dechert.com.

Thank you for your assistance. If you should have any questions, please contact Mr. Hartman or Mr. Virag at the phone numbers or email addresses above.

Very truly yours,

GRIFFON CORPORATION

By:     /s/ SETH L. KAPLAN

Name: Seth L. Kaplan

Title: Senior Vice President